UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION REPORTS THIRD QUARTER 2006 RESULTS dated November 2, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 ALVARION LTD.

Date: November 2nd, 2006                             By:  /s/ Tzvika Friedman
                 Name: Tzvika Friedman
                                                 Title:   CEO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252          +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com   carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION REPORTS THIRD QUARTER 2006 RESULTS

TEL AVIV, Israel - November 2, 2006 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions and specialized mobile networks, today announced financial results for the third quarter ended September 30, 2006.

Q3 highlights:
♦	Continued revenue growth, reaching $54 million in Q3
♦	Returning to non-GAAP profitability; $0.02 non-GAAP EPS, GAAP loss of $(0.03) per share
♦	Generated $2 million cash flow from operations
♦	WiMAX deployments exceed 100; trials increase to over 120
♦	First shipments of BreezeMAX in 2.3GHz and 2.5GHz

Revenue for the third quarter reached $54.0 million, up 7% sequentially from $50.5 million in the second quarter of 2006. Revenue in Q3 2006 increased 20% from $45.0 million in the third quarter of 2005.

On a GAAP basis, the company reported a net loss of $(2.0) million, or $(0.03) per share, compared with a net loss of $(27.6) million, or $(0.45) per share in Q2 2006, and a net loss of $(5.5) million, or $(0.09) per basic and diluted share in the third quarter of 2005.

Gross margin was 48% in Q3 of 2006, exceeding the company’s target gross margin of 45%.

The net loss in Q3 2006 includes amortization of deferred stock compensation of $1.8 million and amortization of acquired intangibles of $1.1 million. The net loss in Q2 2006 includes a non-cash goodwill impairment charge of $23.4 million. In addition, Q2 includes a restructuring charge of $1.1 million relating to the reorganizing and refocusing of the cellular mobile unit around its GSM business. Q2 net loss also includes amortization of deferred stock compensation of $1.7 million and amortization of acquired intangibles of $1.1 million. Q3 of 2005 includes amortization of deferred stock compensation of $11,000 and amortization of acquired intangibles of $1.1 million.

Excluding amortization of acquired intangibles and deferred stock compensation, and one time charges, on a non-GAAP basis, Q3 2006 resulted in a net profit of $954,000, or $0.02 per diluted share, compared with a non-GAAP net loss of ($242,000), or ($0.00) per share in the second quarter of 2006, and a non-GAAP net loss of $(4.4) million, or $(0.07) per share in Q3 2005.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results, see the attached table showing the detailed reconciliation of GAAP to non-GAAP for Q3 2006.

Comments of Management

“We improved our business and financial results this quarter,” said Tzvika Friedman, President and CEO of Alvarion. “Revenues grew 7% sequentially, we returned to profitability on a non-GAAP basis, we maintained strong gross margin, we reduced inventory and days sales outstanding and generated $2 million in cash flow.

“In parallel we continued our business success and grew our WiMAX customer base and orders. These initial WiMAX orders are still relatively small, but the size is less important than the fact that we are establishing important customer relationships and enabling operators to deploy a full-featured solution immediately that can evolve along with their business model. We believe that having a positive experience with a reliable, field-proven solution improves our competitive position compared with large vendors entering the BWA market for the first time with an unproven mobile WiMAX solution.

“WiMAX accounted for a third of our revenue in Q3 with particular strength in Central and Eastern Europe where we added new customers and large projects in Romania, Poland, Ukraine, Bulgaria and other areas in the region over the last few months. We currently have over 100 commercial deployments and 120 active WiMAX trials. Bookings were very strong in Q3, and we expect good sequential improvement in WiMAX in Q4. We see strong demand for unlicensed solutions, particularly if the cost of licensed spectrum increases along with the popularity of personal broadband.

“At a recent WiMAX Forum sponsored event, we validated how advanced our 802.16e-2005 technology is by interoperating with a variety of mobile WiMAX devices. We believe that interoperability will be a critical factor in accelerating the adoption of personal broadband and WiMAX technology, making certification of 802.16e-2005 solutions for all types of applications, including fixed and nomadic, very important to our customers. Our aim is to be at the forefront of this process when it begins next year.

“We are making progress on developing our 4Motion™ ecosystem. We are in the process of adding new local channel partners in key areas of the Asia Pacific region where demand for personal broadband is expected to accelerate rapidly. We finalized an agreement with a

Taiwanese manufacturer to work with us to produce customer premises equipment and PC cards to support personal broadband that we expect to be commercially available in the second half of 2007. We see availability of competitively-priced CPE as a major engine for the adoption of WiMAX solutions. Therefore, we currently expect our overall BWA growth in 2007 to be about 15-20% over 2006, with the WiMAX component growing at least 50%, and the balance of the product lines remaining stable. In the longer term, we expect to see an acceleration of revenue growth and operating leverage. In the meantime, we are allocating resources carefully with the aim of gradually improving profitability while investing aggressively in WiMAX.”

Q4 Guidance

The Company’s revenue guidance for Q4 2006 is $52 million to $56 million. This Q4 guidance assumes significant growth in the broadband wireless access business and a lower revenue contribution from the cellular mobile business unit of about $5 million compared with a contribution of $10 million in Q3 from this unit. At this revenue range, non-GAAP per share results are expected to range between $0.01 and $0.04; GAAP per share results are expected to range between ($0.01) and ($0.04).

Alvarion’s management will host a conference call today, Nov 2, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612) 332-0718, International: +1-(612) 332-0718.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 11:45 a.m. EDT on November 2, 2006 through 11:59 p.m. EDT on November 9, 2006. To access the replay, please call USA: (320) 365-3844, International: +1 (320) 365-3844. To access the replay, users will need to enter the following code: 845299.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.

ALVARION Contacts
Dafna Gruber, CFO
650 314 2652
+972-3-645 6252
dafna.gruber@alvarion.com

Carmen Deville, Investor Relations
650 314 2653
 carmen.deville@alvarion.com